CUSIP No. 74995N105	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RTI SURGICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74995N105

(CUSIP Number)

Gregory L. Summe

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(617) 229-6321

with a copy to:

Leonard A. Pierce, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 74995N105	13D

(1)	Names of Reporting Persons Glen Capital Partners Focus Fund, L.P. (f/k/a Glen Capital Partners Fund I, L.P.)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,852,060

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 4,852,060

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,852,060 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 8.4% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 74995N105	13D

(1)	Names of Reporting Persons Glen Capital Partners GP LLC (f/k/a Glen Capital Partners GP I LLC)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,852,060

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 4,852,060

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,852,060 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 8.4% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 74995N105	13D

(1)	Names of Reporting Persons Glen Capital Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,852,060

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 4,852,060

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,852,060 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 8.4% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 74995N105	13D

(1)	Names of Reporting Persons Gregory L. Summe

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 5,223,936*

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 5,223,936*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 5,223,936* (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 9.0% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). IN

* Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 74995N105	13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of RTI Surgical, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 11621 Research Circle, Alachua, FL 32615.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)         This statement is filed by: Glen Capital Partners Focus Fund, LP (the “Fund”); Glen Capital Partners LLC (the “Manager”); Glen Capital Partners GP LLC (the “General Partner”); and Gregory L. Summe (“Mr. Summe”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to the General Partner and Mr. Summe.

(b)  The business address of each of the Reporting Persons is:

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(c)       The present principal business of each of the Reporting Persons is the private investment business.

(d)         No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:

Glen Capital Partners Focus Fund, L.P.	Delaware, United States of America
Glen Capital Partners LLC	Delaware, United States of America
Glen Capital Partners GP LLC	Delaware, United States of America
Gregory L. Summe	United States of America

Additional information concerning the Reporting Persons is set forth on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

4,852,060 shares of the Issuer’s Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $18.0 million.  Such shares were acquired with working capital of the Fund.  371,876 shares of the Issuer’s Common Stock reported herein were acquired by Mr. Summe’s family for an aggregate purchase price of approximately $1.2 million.  Such shares were acquired with personal funds of Mr. Summe’s family.

Item 4. Purpose of Transaction.

The Fund acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

CUSIP No. 74995N105	13D

The Reporting Persons have met with members of management and the board of directors of the Issuer, and expect to maintain a dialogue with management and the board of directors, regarding, among other things, the Issuer’s operations, strategic direction, capital structure, corporate governance, and the Reporting Persons’ expectation that management will pursue appropriate measures to enhance shareholder value.  In addition, the Reporting Persons may communicate with other persons regarding the Issuer, including, without limitation, other shareholders of the Issuer and potential strategic or financing partners.

The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of the Issuer, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Fund, (v) its liquidity requirements, and (vi) other investment considerations.  On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of the Issuer, (iii) purchasing additional Common Stock or other securities of the Issuer, (iv) selling some or all of any securities of the Issuer held by the Fund, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

As the sole member of the Manager and General Partner, Mr. Summe may be deemed to share voting and dispositive power with respect to the shares held by the Fund.  Mr. Summe hereby disclaims beneficial ownership of the shares of Common Stock held by the Fund, except to the extent of his pecuniary interest therein.  See Attachment A for more details.

Other than as described above, the Reporting Persons do not have any current plans or proposals which would result in any of the following:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 57,787,588 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on October 30, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the

CUSIP No. 74995N105	13D

conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.            Glen Capital Partners Focus Fund, LP

(a)         As of the closing of business on January 19, 2016, the Fund was the record owner and beneficial owner of 4,852,060 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 8.4% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	4,852,060

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	4,852,060

(c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)  Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

B.            Glen Capital Partners GP LLC

(a)         In its capacity as general partner of the Fund, the General Partner may be deemed to be the beneficial owner of 4,852,060 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 8.4% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	4,852,060

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	4,852,060

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)   Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

C.            Glen Capital Partners LLC

(a)         In its capacity as the adviser of the Fund, the Manager may be deemed to be the beneficial owner of 4,852,060 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 8.4% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	4,852,060

	3.	Sole power to dispose or direct the disposition:	0

CUSIP No. 74995N105	13D

4.	Shared power to dispose or direct the disposition:	4,852,060

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)   Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

D.            Gregory L. Summe

(a)         In his capacity as the sole member of each of the Manager and the General Partner and as a result of the Common Stock held by members of Mr. Summe’s family where he shares voting and investment control, Mr. Summe may be deemed to be the beneficial owner of 5,223,936 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 9.0% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	5,223,936*

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	5,223,936*

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)   Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

Please see Attachment A for additional information.

* Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 74995N105	13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No. 74995N105	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.

CUSIP No. 74995N105	13D

ATTACHMENT A

Mr. Summe is the sole member of each of the Manager and General Partner.  The General Partner is the general partner of the Fund.  Each of the General Partner, Manager and Mr. Summe may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, each of the General Partner, Manager and Mr. Summe may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D, except to the extent of his or its pecuniary interest therein.